

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

<u>Via E-mail</u>
Andris Berzins
President
Summit Networks Inc
Jaunciema gatve 40, Ziemelu rajons, Riga
LV-1023, Latvia

   Re: Summit Networks Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed November 13, 2014
     File No. 333-199108

Dear Mr. Berzins:

  We have reviewed your registration statement and have the following comments.

<u>General</u>

1. We note your response to comment two in our letter dated October 1, 2014. Please state on the cover page of the prospectus that you are not a blank check company and have no current plans or intentions to engage in a business combination following this offering.

<u>Prospectus Summary, page 5</u>

2. We note disclosure in the second paragraph regarding your "sole" employee. We also note disclosure of your "salesman" in the last paragraph on page 6. Please revise to disclose whether your salesman is an employee and if so, please revise your disclosure throughout the filing to make your disclosure consistent.

<u>Plan of Distribution, page 35</u>

3. We note your response to comment 16 in our letter dated October 1, 2014. Please provide us copies of any materials that your Chief Executive Officer intends to use to solicit investors and file any form subscription agreements as an exhibit with your next amendment.

<u>Legal Opinion</u>

4. We reissue comment 20 in our letter dated October 1, 2014.

You may contact Tracie Towner, Staff Accountant at (202) 551-3744 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Keith A. Gernant, Esq.